Exhibit 99.1


                               FORM 51-102F3

                           MATERIAL CHANGE REPORT



1.        NAME AND ADDRESS OF CORPORATION

          Falconbridge Limited (the "Corporation")
          Ste. 200 - 181 Bay Street,
          P.O. Box 755, BCE Place
          Toronto, ON M5J 2T3

2.        DATE OF MATERIAL CHANGE

          September 22, 2005

3.        NEWS RELEASE

          On September 22, 2005, the Corporation issued a news release though the newswire services of CCN Matthews. A copy of the press release is attached as Schedule "A".

4.        SUMMARY OF MATERIAL CHANGE

          On September 22, 2005, the Board of Directors of the Corporation announced that the Corporation had adopted a shareholder rights plan agreement dated as of September 22, 2005 between the Corporation and CIBC Mellon Trust Company (the "Rights Plan") to ensure, to the extent possible, that all shareholders of the Corporation ("Shareholders") are treated fairly in connection with any take-over bid for the Corporation.

5.        FULL DESCRIPTION OF MATERIAL CHANGE

          On September 22, 2005, the Board of Directors of the Corporation approved the Rights Plan. The Rights Plan will provide the Board of Directors of the Corporation and the Shareholders more time to fully consider any unsolicited take-over bid for the Corporation. It will also allow more time for the Board of Directors to pursue, if appropriate, other alternatives to maximize Shareholder value. The Rights Plan became effective on September 22, 2005, subject to registering the rights under the U.S. Securities Exchange Act of 1934 which has occurred. Independent Shareholders must vote on a resolution to confirm the adoption of the Rights Plan within six months of the date of the implementation of the Rights Plan. If the resolution is not approved by a majority of votes cast by Shareholders, the Rights Plan and the rights issued under the Rights Plan ("Rights") will terminate and cease to be effective.

          SUMMARY OF THE RIGHTS PLAN
          --------------------------

          The following is a summary of the principal terms of the Rights Plan, which summary is qualified by and is subject to the full terms and conditions of the Rights Plan. A signed copy of the Rights Plan is available from the Secretary of the Corporation upon written request or at www.sedar.com. Except as otherwise defined herein, capitalized terms used herein have the meanings ascribed thereto in the Rights Plan.

          ISSUE OF RIGHTS
          ---------------

          Effective as of the close of business on September 22, 2005, one right (a "Right") was issued and is attached to each outstanding Common Share of the Corporation. One Right will also be issued and attach to each Common Share of the Corporation (and any other share in the capital stock or voting interests of the Corporation entitled to vote generally in the election of directors other than directors to be elected by the Corporation's Junior Preference Shares) (collectively, "Voting Shares") issued thereafter, subject to the limitations set forth in the Rights Plan.

          ACQUIRING PERSON
          ----------------

          An Acquiring Person is a person that Beneficially Owns 20% or more of the outstanding Voting Shares. An Acquiring Person does not, however, include the Corporation or any Subsidiary of the Corporation, or any person that becomes the Beneficial Owner of 20% or more of the Voting Shares as a result of certain exempt transactions. These exempt transactions include where any person becomes the Beneficial Owner of 20% or more of the Voting Shares as a result of, among other things: (i) specified acquisitions of securities of the Corporation, (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below),
          (iii) specified distributions of securities of the Corporation,
          (iv) certain other specified exempt acquisitions including for portfolio managers, mutual funds and other similar entities with no present intention to take control of the Corporation, and (v) transactions to which the application of the Rights Plan has been waived by the Board. An Acquiring Person also does not include any Person that owned 20% or more of the outstanding Voting Shares at the Effective Time unless that person increases its percentage interest in the voting shares other than pursuant to one of the previously mentioned transactions.

          RIGHTS EXERCISE PRIVILEGE
          -------------------------

          The Rights will separate from the Voting Shares to which they are attached and will become exercisable at the close of business (the "Separation Time") on the tenth business day after the earliest of: (a) the first date of public announcement that a person and/or others associated, affiliated or otherwise connected to such person, or acting in concert with such person, have become an Acquiring Person; (b) the date of commencement of, or first public announcement of the intent of any person to commence, a take-over bid, other than a Permitted Bid or a Competing Permitted Bid; and
          (c) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such, or such later date as the Board of Directors may determine in good faith. Subject to adjustment as provided in the Rights Plan, each Right will entitle the holder to purchase one Common Share for an exercise price (the "Exercise Price") equal to four times the prevailing market price of a Common Share as at the Separation Time.

          A transaction in which a person becomes an Acquiring Person is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Corporation or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event.

          After the close of business on the tenth business day after the first public announcement of the occurrence of a Flip-in Event, the Rights (other than those held by the Acquiring Person) will entitle the holder to purchase, for the Exercise Price, that number of Voting Shares having an aggregate market price (based on the prevailing market price at the time of the consummation or occurrence of the Flip-in Event) equal to twice the Exercise Price.

          IMPACT ONCE RIGHTS PLAN IS TRIGGERED
          ------------------------------------

          Upon a Flip-in Event occurring and the Rights separating from the attached Voting Shares, reported earnings per Voting Share on a fully diluted or nondiluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

          By permitting holders of Rights other than an Acquiring Person to acquire Voting Shares of the Corporation at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the voting securities of the Corporation other than by way of a Permitted Bid or other than in circumstances where the Rights are redeemed or the Board of Directors waives the application of the Rights Plan.

          CERTIFICATES AND TRANSFERABILITY
          --------------------------------

          Prior to the Separation Time, certificates for Voting Shares will also evidence one Right for each Voting Share represented by the certificate. Certificates issued after September 22, 2005 will bear a legend to this effect. Rights are also attached to Voting Shares outstanding at the close of business on September 22, 2005, although share certificates issued as at that date will not bear such a legend.

          Prior to the Separation Time, Rights will not be transferable separately from the attached Voting Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Voting Shares.

          PERMITTED BIDS AND COMPETING PERMITTED BIDS
          -------------------------------------------

          The Rights Plan is not triggered if an offer would allow sufficient time for the Shareholders to consider and react to the offer and would allow Shareholders to decide to tender or not tender without the concern that they will be left with illiquid Voting Shares should they not tender.

          A "Permitted Bid" is a take-over bid where the bid is made by way of a take-over bid circular and: (i) is made to all holders of Voting Shares, other than the offeror, for all of the Voting Shares held by those holders; (ii) the bid is irrevocably open for acceptance for at least 60 days and provides that both deposit and withdrawal rights extend throughout the bid period; (iii) the bid must not permit Voting Shares tendered pursuant to the bid to be taken up unless at such time more than 50% of the Voting Shares held by Shareholders other than the bidder, its affiliates and Persons acting jointly or in concert with the bidder (the "Independent Shareholders") have been tendered pursuant to the take-over bid and not withdrawn; and (iv) the bid provides that if the condition in (iii) is met, that fact will be publicly announced and the bid will be extended for at least 10 Business Days following such announcement.

          A "Competing Permitted Bid" is a take-over bid made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid and that satisfied all the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for shares tendered under a Competing Permitted Bid is not 60 days, but is instead the later of (i) the last day on which a take-over bid must be open for acceptance after the date of such bid under applicable securities legislation, and (ii) the earliest date for take-up and payment of shares under any other Permitted Bid then in existence.

          Neither a Permitted Bid nor a Competing Permitted Bid is required to be approved by the Board and such bids may be made directly to Shareholders. Acquisitions of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

          WAIVER AND REDEMPTION
          ---------------------

          The Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of Voting Shares (or otherwise as outlined in the paragraph below), waive the application of the Rights Plan to such Flip-in Event.

          The Board may also, prior to the occurrence of a Flip-In Event, waive the application of the Rights Plan to a particular Flip-In Event which would occur as a result of a take-over bid made under a circular prepared in accordance with applicable securities laws to all holders of Voting Shares. In such event, the Board shall be deemed to also have waived the application of the Rights Plan to any other Flip-In Event occurring as a result of any other takeover bid made under a circular prepared in accordance with applicable securities laws to all holders of Voting Shares prior to the expiry of any take-over bid for which the Rights Plan has been waived or deemed to have been waived.

          The Board may also waive the application of the Rights Plan to an inadvertent Flip-in Event, on the condition that such person reduces its beneficial ownership of Voting Shares such that it is not an Acquiring Person within 14 days of the determination of the Board (or any earlier or later time specified by the Board).

          Until the occurrence of a Flip-in Event, the Board of Directors may, at any time prior to the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at $0.0000l per Right. In the event that a person acquires Voting Shares pursuant to a Permitted Bid, a Competing Permitted Bid or pursuant to a transaction for which the Board of Directors has waived the application of the Rights Plan, then the Board shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the redemption price.

          SUPPLEMENT AND AMENDMENTS
          -------------------------

          Prior to the confirmation of the Rights Plan by Shareholders, the Corporation may, without the approval of holders of Voting Shares or Rights, amend, supplement or restate the Rights Plan in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable.

          Following Shareholder confirmation of the Rights Plan, the Corporation may, without the approval of the holders of Voting Shares or Rights, make amendments to (i) correct clerical or typographical errors, (ii) to maintain the validity and effectiveness of the Rights Plan as a result of any change in applicable law, rule or regulatory requirement, and (iii) as otherwise specifically contemplated therein. Any amendment referred to in (iii) must, if made before the Separation Time, be submitted for approval to the holders of Voting Shares at the next meeting of Shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.

          At any time before the Separation Date, the Corporation may with prior written consent of the Independent Shareholders received at the special meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Plan or the Rights, whether or not such action would materially adversely affect the interests of the Rights generally.

          CONFIRMATION
          ------------

          The Rights Plan must be reconfirmed by a resolution passed by a majority of the votes cast by all Shareholders who vote in respect of such reconfirmation at every third annual meeting following the meeting at which the Rights Plan is initially confirmed.

          The Rights Plan must be approved by a majority of the votes cast by the holders of the Voting Shares present or represented by proxy at the meeting. If the Rights Plan is not approved, the Rights Plan and all outstanding Rights will terminate and be void and of no further force and effect.

6.        RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

          Not Applicable.

7.        OMITTED INFORMATION

          Not Applicable.

8.        EXECUTIVE OFFICER

          Stephen Young
          Ste. 200-181 Bay Street
          BCE Place
          Toronto, ON M5J 2T3
          Fax:  (416) 982-7490

9.        DATE OF REPORT

          September 27, 2005

[FALCONBRIDGE LOGO]


                                                               Schedule "A"



                FALCONBRIDGE ADOPTS SHAREHOLDER RIGHTS PLAN
                Plan Will Prevent Progressive Acquisition of
                 Control, Force Offer to All Shareholders


TORONTO, ONTARIO--SEPTEMBER 22, 2005 - Falconbridge Limited (TSX: FAL.LV;
NYSE: FAL) announced today that the Board of Directors of the Company has adopted a shareholder rights plan, effective immediately, designed to enhance the Company's ability to obtain the best value for all shareholders and prevent a bidder from acquiring control of Falconbridge in a manner detrimental to shareholders.

The rights plan will prevent an attempt to acquire control of the Company other than by means of an offer made to all shareholders. "Some of our shareholders have voiced concerns with the possibility of a creeping takeover," said Falconbridge's Chief Executive Officer, Mr. Derek Pannell. "The plan will give the Board of Directors an effective tool in responding to an attempt to acquire control through a progressive increase in ownership without an offer to all shareholders. If the actions of a bidder resulted in the acquisition of Falconbridge, we would want to make sure shareholders are treated fairly."

The rights issued under the rights plan become exercisable when a person, together with any parties related to it, acquires or announces its intention to acquire 20% or more of the Corporation's outstanding common shares without complying with the "Permitted Bid" provisions of the rights plan or without approval of the Board of Directors of the Corporation. Should such an acquisition occur, rights holders (other than the acquiring person and related persons) can purchase common shares of the Corporation at half the prevailing market price at the time the rights become exercisable. Each right, upon exercise, would permit the purchase of shares of the Corporation at a substantial discount to the market price, as defined in the Rights Plan. As a result of the current ownership of Xstrata plc of more than 20% of the voting shares, Xstrata will be grandfathered under the plan, but cannot increase percentage ownership of the Voting Shares of the Corporation other than in certain specified circumstances.

Under the rights plan, a Permitted Bid is a bid made to all holders of the Corporation's common shares for all of their shares that is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender.

The rights plan must be confirmed by shareholders within 6 months.

ADVISORY SUPPORT
To facilitate the evaluation and review of all value creation opportunities, the Company has retained the services of CIBC World Markets as financial advisors and McCarthy Tetrault as legal advisors.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Denis Couture
Senior Vice-President, Investor Relations, Communications and Public Affairs Falconbridge Limited
(416) 982-7020
denis.couture@falconbridge.com

Frank DeLuca
McCarthy Tetrault LLP
Box 48 Suite 4700, TD Bank Tower
Toronto, Ontario Canada M5K 1E6
T:416.601.8374
F:416.868.0673